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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A

                            ------------------------


                                AMENDMENT NO. 6


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         HERBALIFE INTERNATIONAL, INC.
                           (Name of Subject Company)

                         HERBALIFE INTERNATIONAL, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                              426908208 (CLASS A)
                              426908307 (CLASS B)
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                CHRISTOPHER PAIR
                           EXECUTIVE VICE PRESIDENT,
                     CHIEF OPERATING OFFICER AND SECRETARY
                         HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-1501
                                 (310) 410-9600
          (Name, Address and Telephone Number of Person Authorized to
    Receive Notice and Communications on Behalf of Person Filing Statement)

                            ------------------------

                                   COPIES TO:

            ANTHONY T. ILER, ESQ.                     JOHN M. NEWELL, ESQ.
             IRELL & MANELLA LLP                        LATHAM & WATKINS
      333 SOUTH HOPE STREET, SUITE 3300        633 WEST FIFTH STREET, SUITE 4000
        LOS ANGELES, CALIFORNIA 90071            LOS ANGELES, CALIFORNIA 90071
                (213) 620-1555                           (213) 485-1234


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     The Company hereby amends and supplements its Schedule 14D-9, filed
September 17, 1999 (as amended, the "Schedule 14D-9"), as set forth in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended.



ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8(b) is hereby amended to read as follows:


          On September 14, 1999, three putative class action lawsuits, one entitled Patricia Lisa and Harbor Finance Partners v. Mark Hughes, et al., Case No. BC 216711, one entitled Kevin Coyle v. Mark Hughes, et al., Case No. BC 216759 and one entitled Stuart H. Savett v. Herbalife International, Inc., et al., Case No. BC 216761, were filed in the Superior Court of the State of California, County of Los Angeles, challenging the fairness of the proposed transaction. Five similar lawsuits were later filed in the same court, one on September 15, 1999, entitled Kenneth Schweitzer v. Herbalife International, Inc., et al., Case No. BC 216823, two others on September 16, 1999, entitled Frances Longstreth v. Herbalife International, Inc., et al., Case No. BC 216911 and Rae Ellen Plattus vs. Christopher Pair, et al., Case No. BC 16904, one on September 17, 1999, entitled Lee Brenin vs. Mark Hughes, et al., Case No. BC 216932, and one on September 23, 1999, entitled Michael Vaupel vs. Mark Hughes, et al., Case No. BC 217257. In addition, four similar lawsuits were filed in the District Court, Clark County, Nevada, one on September 14, 1999, entitled Colleen M. Tharp vs. Herbalife International, Inc., et al., Case No. A408158II, one on September 15, 1999, entitled Francis Mcfarlain, IRA vs. Herbalife International, Inc., et al., Case No. A408159I, and two on September 22, 1999, one entitled Kevin Coyle vs. Mark Hughes, et al., Case No. A408466 and another entitled Charles Fruscione and Jerome Glowacki vs. Herbalife International, Inc., et al., Case No. A408478. These lawsuits are referred to collectively herein as the "Lawsuits."


          The Lawsuits challenge the fairness of the proposed transaction to the Company's Public Stockholders, alleging, among other things, that the price to be paid in the Offer and the Merger does not reflect the value of the Company's assets, and that the Offer and the Merger are unfair because they will deprive the Public Stockholders of the ability to share proportionately in the Company's future growth in profits and earnings. The Lawsuits also allege that the Special Committee was not independent, and that the Company's directors breached their fiduciary duties to the Public Stockholders in approving the proposed transactions. The plaintiffs have requested an injunction prohibiting the defendants from proceeding with the proposed transactions, unspecified damages, costs and attorneys' fees, and other relief.


          The Company and Mr. Hughes believe that the Lawsuits are without merit and plan to vigorously defend them and any other actions that may be brought in connection with the proposed transactions. There can be no assurances, however, with regard to the outcome of any such suits or to the impact that an adverse result would have on the Company's and the Purchaser's ability to consummate the Offer, the Merger and the related transactions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT
NUMBER                             DESCRIPTION
-------    ------------------------------------------------------------
(c)(1)     Letter from Donaldson, Lufkin & Jenrette Securities
           Corporation to The Board of Directors and the Special
           Committee of Herbalife International, Inc., dated
           September 13, 1999 (incorporated by reference to Exhibit
           (b)(1) of amendment no. 2 to Schedule 14D-1).
(d)(1)     Complaint in Patricia Lisa and Harbor Finance Partners vs.
           Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
           September 14, 1999) (incorporated by reference to
           Exhibit (g)(1) of amendment no. 2 to Schedule 14D-1).
(d)(2)     Complaint in Stuart H. Savett vs. Herbalife International,
           Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
           1999) (incorporated by reference to Exhibit (g)(2) of
           amendment no. 2 to Schedule 14D-1).
(d)(3)     Complaint in Kenneth Schweitzer vs. Herbalife International,
           Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15,
           1999) (incorporated by reference to Exhibit (g)(3) of
           amendment no. 2 to Schedule 14D-1).
(d)(4)     Complaint in Frances Longstreth vs. Herbalife International,
           Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999)
           (incorporated by reference to Exhibit (g)(4) of amendment
           no. 2 to Schedule 14D-1).
(d)(5)     Complaint in Rae Ellen Plattus vs. Christopher Pair, et al.,
           Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
           (incorporated by reference to Exhibit (g)(5) of amendment
           no. 2 to Schedule 14D-1).
(d)(6)     Complaint in Colleen M. Tharp vs. Herbalife International,
           Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
           (incorporated by reference to Exhibit (g)(6) of amendment
           no. 2 to Schedule 14D-1).
(d)(7)     Complaint in Francis Mcfarlain, IRA vs. Herbalife
           International, Inc., Case No. A408159I (NV Dist. Ct.,
           September 15, 1999) (incorporated by reference to
           Exhibit (g)(7) of amendment no. 2 to Schedule 14D-1).
(d)(8)     Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
           BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment no. 2 to
           Schedule 14D-1).
(d)(9)     Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
           BC 216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment no. 4 to
           Schedule 14D-1).
(d)(10)    Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
           A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment no. 4 to
           Schedule 14D-1).
(d)(11)    Complaint in Michael Vaupel vs. Mark Hughes, et al., Case No.
           BC217257 (CA Sup. Ct., September 23, 1999) (incorporated by reference to Exhibit (g)(11) of amendment no. 6 to Schedule 14D-1).
(d)(12)    Complaint in Charles Fruscione and Jerome Glowacki vs. Herbalife
           International, Inc., et al., Case No. A408478 (NV Dist. Ct.,
           September 22, 1999) (incorporated by reference to Exhibit (g)(12)
           of Amendment No. 9 to Schedule 14D-1).

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HERBALIFE INTERNATIONAL, INC.

                                          By: /s/ CHRISTOPHER PAIR

                                            ------------------------------------
                                            Name:  Christopher Pair
                                            Title: Executive Vice President,
                                                   Chief Operating Officer and
                                                   Secretary


Dated: November 10, 1999

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
(c)(1)     Letter from Donaldson, Lufkin & Jenrette Securities
           Corporation to The Board of Directors and the Special
           Committee of Herbalife International, Inc., dated
           September 13, 1999 (incorporated by reference to Exhibit
           (b)(1) of amendment no. 2 to Schedule 14D-1).
(d)(1)     Complaint in Patricia Lisa and Harbor Finance Partners vs.
           Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct.,
           September 14, 1999) (incorporated by reference to
           Exhibit (g)(1) of amendment no. 2 to Schedule 14D-1).
(d)(2)     Complaint in Stuart H. Savett vs. Herbalife International,
           Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
           1999) (incorporated by reference to Exhibit (g)(2) of
           amendment no. 2 to Schedule 14D-1).
(d)(3)     Complaint in Kenneth Schweitzer vs. Herbalife International,
           Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15,
           1999) (incorporated by reference to Exhibit (g)(3) of
           amendment no. 2 to Schedule 14D-1).
(d)(4)     Complaint in Frances Longstreth vs. Herbalife International,
           Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999)
           (incorporated by reference to Exhibit (g)(4) of amendment
           no. 2 to Schedule 14D-1).
(d)(5)     Complaint in Rae Ellen Plattus vs. Christopher Pair, et al.,
           Case No. BC 216904 (CA Sup. Ct., September 16, 1999)
           (incorporated by reference to Exhibit (g)(5) of amendment
           no. 2 to Schedule 14D-1).
(d)(6)     Complaint in Colleen M. Tharp vs. Herbalife International,
           Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999)
           (incorporated by reference to Exhibit (g)(6) of amendment
           no. 2 to Schedule 14D-1).
(d)(7)     Complaint in Francis Mcfarlain, IRA vs. Herbalife
           International, Inc., Case No. A408159I (NV Dist. Ct.,
           September 15, 1999) (incorporated by reference to
           Exhibit (g)(7) of amendment no. 2 to Schedule 14D-1).
(d)(8)     Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
           BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment no. 2 to
           Schedule 14D-1).
(d)(9)     Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
           BC 216759 (CA Sup. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(9) of amendment no. 4 to
           Schedule 14D-1).
(d)(10)    Complaint in Kevin Coyle vs. Mark Hughes, et al., Case No.
           A408466 (NV Dist. Ct., September 22, 1999) (incorporated by reference to Exhibit (g)(10) of amendment no. 4 to
           Schedule 14D-1).
(d)(11)    Complaint in Michael Vaupel vs. Mark Hughes, et al., Case No.
           BC217257 (CA Sup. Ct., September 23, 1999) (incorporated by reference to Exhibit (g)(11) of amendment no. 6 to Schedule 14D-1).
(d)(12)    Complaint in Charles Fruscione and Jerome Glowacki vs. Herbalife
           International, Inc., et al., Case No. A408478 (NV Dist. Ct.,
           September 22, 1999) (incorporated by reference to Exhibit (g)(12)
           of Amendment No. 9 to Schedule 14D-1).